UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Medical Properties Trust, Inc.

NAME OF ISSUER:

Common Stock, $0.001 par value per share

TITLE OF CLASS OF SECURITIES

58463J304

CUSIP NUMBER

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No.: 58463J304	Page 2 of 5 Pages

1.	Names of Reporting Persons Nomura Asset Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Tokyo, Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	747,378
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	65,700
	8.	Shared Dispositive Power	681,678
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 747,378
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.13% based on 66,338,724 shares outstanding as of November 1, 2008.
12.	Type of Reporting Person IA

Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:

Medical Properties Trust, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1000 Urban Center Drive, Suite 501, Birmingham, AL 35242

Item 2(a)	Name of Person Filing:

This Statement is filed on behalf of Nomura Asset Management Co., Ltd. (“NAM”). This Statement relates to Shares (as defined herein) held for the accounts of International REIT Index Mother Fund (“International REIT Index”), Nomura Global REIT Mother Fund (“Nomura Global REIT”), World REIT Index Mother Fund (“World REIT Index”) and Nomura-CBRE Global REIT Mother Fund (“Nomura-CBRE”).

NAM serves as investment manager to each of International REIT Index, Nomura Global REIT, World REIT Index and Nomura-CBRE.  In such capacity, NAM may be deemed to have voting and dispositive power over the Shares held for the accounts of each of International REIT Index, Nomura Global REIT, World REIT Index and Nomura-CBRE.

Item 2(b)	Address of Principal Office or, if none, Residence:

The address of the principal office of NAM is 1-12-1, Nihonbashi, Chuo-ku, Tokyo, Japan 103-8260

Item 2(c)	Citizenship:

NAM is a Japanese corporation

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e)	CUSIP Number:

58463J304

Item 3(e).	☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2008, NAM may be deemed to be the beneficial owner of 747,378 Shares. This amount consists of: (A) 62,000 Shares held for the account of International REIT Index; (B) 300,700 Shares held for the account of Nomura Global REIT; (C) 3,700 Shares held for the account of World REIT Index and (D) 380,978 Shares held for the account of Nomura-CBRE.

Page 4 of 5 Pages

Item 4(b)	Percent of Class:

The number of shares of which NAM may be deemed to be the beneficial owner of constitutes approximately 1.13% of the total number of Shares outstanding (based upon the information provided by the issuer in its most recently-filed quarterly report on Form 10-Q, there was 66,338,724 shares outstanding as of November 1, 2008).

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	747,378
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	65,700
(iv) Shared power to dispose or direct the disposition of:	681,678

Item 5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than 5% on Behalf of Another Person:

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009	NOMURA ASSET MANAGEMENT CO., LTD.

	By:	/s/ Tsunehiko Ohnishi
	Name:	Tsunehiko Ohnishi
	Title:	Managing Director